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                                                                    EXHIBIT 99.A


                         (WHITE COUNTY BANK LETTERHEAD)



Dear Shareholders:

You are cordially invited to attend a Special Meeting of Shareholders of White County Bank ("White County"), to be held at the main office of White County, 215 E. Main Street, Carmi, Illinois, 62821, on ______________, 1995 at _______
local time.

The purpose of the meeting is to consider and vote upon approval of an Agreement and Plan of Reorganization dated December 12, 1994, by and between White County and National City Bancshares, Inc., Evansville, Indiana. If the proposed transaction is consummated, shares of White County Common Stock will be converted into shares of National City Bancshares, Inc. Common Stock as described in the accompanying Prospectus/Proxy Statement. After completion of the transaction White County Bank would operate as a wholly owned subsidiary of National City Bancshares, Inc.

Your Board of Directors believes that the proposed transaction is in the best interests of White County and its shareholders and has unanimously approved the proposed Agreement. Attached are a Notice of the meeting and a Proxy Statement Prospectus containing information about the proposed transaction and National City Bancshares, Inc. Whether or not you plan to attend the meeting, please mark, sign, date and promptly return the enclosed proxy.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE PROPOSED MERGER.


Very truly yours,